Press Release

GreenPower Announces Pricing of its Upsized U.S. Initial Public Offering

Nasdaq approves listing with trading expected to begin today under the symbol "GP"

Vancouver, Canada August 28, 2020 - GreenPower Motor Company Inc. (TSXV: GPV) (OTCQB: GPVRF) (the "Company" or "GreenPower") today announced that due to strong demand it is upsizing its U.S. initial public offering (the "Offering") to 1,860,000 post-consolidation common shares of the Company (each, a "Share") at a price to the public of US$20.00 per Share. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 279,000 Shares at the initial public offering price, less the underwriting discounts and commissions.

The Company has received approval to list its Shares on the Nasdaq Capital Market, with trading expected to begin on August 28, 2020 under the symbol "GP."

Prior to the Offering, the common shares of the Company have traded on the OTCQB, operated by the OTC Market Group Inc. (the "OTCQB"), and as of August 28, 2020 will no longer be quoted for trading on the OTCQB.  The Shares will continue to be listed for trading on the TSX Venture Exchange, operated by the TMX Group Limited.

As previously announced, the Company will complete a consolidation of its common shares on the basis of seven (7) pre-consolidation common shares for one (1) post-consolidation common share which will become effective at the opening of the market on August 28, 2020.

The gross proceeds from the Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately US$37.2 million, excluding any exercise of the underwriters' option to purchase additional common shares. The Offering is expected to close on September 1, 2020, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for the production of all-electric vehicles, including EV Stars, EV Star plus, EV Star cab and chassis, and B.E.A.S.T. school buses, EV250 thirty foot low floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital.

Concurrently with the closing of the Offering, in a separate private placement pursuant to Regulation S under the Securities Act of 1933, the Company's executive chairman and chief executive officer, Fraser Atkinson, has agreed to purchase from the Company common shares for proceeds of US$500,000 at the price per share equal to the price to the public, and without payment by the Company of any underwriting discount or commission.

B. Riley FBR is serving as the lead book-running manager in the offering. Roth Capital Partners is also serving as a book-running manager in the offering.  ThinkEquity, a division of Fordham Financial Management, Inc., Maxim Group LLC and PI Financial (US) Corp. are serving as co-managers in the offering.

The underwriters will not, directly or indirectly, solicit offers to purchase or sell the Company's Shares in Canada.

A registration statement on Form F-1, including a prospectus, relating to the offering has been filed with the Securities and Exchange Commission and became effective on August 27, 2020. The offering is made only by means of a prospectus, copies of which may be obtained when available, from: B. Riley FBR, Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfbr.com, or by telephone at (703) 312-9580 or from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, Attn: Prospectus Department, telephone: 800-678-9147.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, and a double decker.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The Forward-looking statements in this press release include statements relating to the Company's expectations regarding the closing of the Offering and the intended use of the net proceeds from the Offering, and its plan to sell common shares to Fraser Atkinson. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, as well as risks and uncertainties associated with the Company's business and finances in general. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law, including the securities laws of the United States and Canada.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.